

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

June 11, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FAR POINT ACQUISITION CORPORATION, under the Exchange Act of 1934.

- Units, each consisting of one share of Class A Common Stock and one-third of one Warrant to purchase one share of Class A Common Stock

- Class A Common Stock, par value $0.0001 per share

- Warrants, exercisable for one share of Class A Common Stock for $11.50 per share

Sincerely,